December 17, 2019

Ivan Homici
Chief Executive Officer
Nowtransit, Inc.
20, Ayres Road
Manchester
England, M16 9NB

       Re: Nowtransit, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 6, 2019
           File No. 333-234487

Dear Mr. Homici:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 26, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1

Jumpstart Our Business Startups Act, page 4

1. We note from your revised disclosure in response to prior comment 1 that you have elected not to take advantage of the benefits of the extended transition period. Please revise disclosures throughout your filing to be consistent with this decision. In this regard, remove statements indicating that your financial statements may not be comparable to other public companies, and disclose that this decision is irrevocable. Refer to Question
       13 of the Generally Applicable Questions on Title I of the JOBS Act available on our website at
https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-
       general.htm.
 Ivan Homici
Nowtransit, Inc.
December 17, 2019
Page 2

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at
(202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



FirstName LastNameIvan Homici                               Sincerely,
Comapany NameNowtransit, Inc.
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Corporation Finance
December 17, 2019 Page 2                                    Office of
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FirstName LastName